0-30006

P.E 4-9-02

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C., 20549

FORM 6-K

Report of Foreign Issuer

FOR PERIOD ENDED **APRIL 9, 2002**

COMMISSION FILE NUMBER: **(SEC File No: 0-30006)**

SUNGOLD ENTERTAINMENT CORP.
(Translation of registrant's name into English)

#500 - 666 Burrard Street
Vancouver, British Columbia
Canada, V6C 3P6

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ____ **No X**

1073674

This is the form required under section 139 of the Securities Rules and, if applicable, by an order issued under section 76 of the Securities Act.

FORM 45-902F

Securities Act

Report of Exempt Distribution

(Please refer to the instructions before completing the information below)

Report of a distribution of a security under Section 74(2)(1) to (5), (8) to (10), (11)(i), (14), (16)(i), (18), (19) or (23) to (26) of the Securities Act, or section 128(a), (b), (c) or (e) to (h) of the Securities Rules, or, if applicable, by an order issued under section 76 of the Securities Act.

1. **Name, address and telephone number of the issuer of the security distributed:**

   SUNGOLD ENTERTAINMENT CORP.
   #500 - 666 Burrard Street,
   Vancouver, BC V6C 3P6

   Telephone: (604) 669-9580

2. **State whether the issuer is or is not an exchange issuer (i.e. listed on the Canadian Venture Exchange, but not listed or quoted on any other stock exchange or trading or quotation system in Canada):**

   No.

3. **Describe of the type of security and the aggregate number distributed:**

   1,000,000 Units, each Unit consisting of one common share and one non-transferrable share purchase warrant. Each warrant entitles the holder to purchase one additional common share of the Company for a period of three years at a price of $0.165 US per share.

4. **Date of the distribution(s) of the security:**

   April 9, 2002

5. **Specify the section(s) of the Act or Rules and, if applicable, the date of the discretionary order, the blanket order number, or the BC Instrument number under which the distribution(s) of the security was made:**

   Section 45(2)(10) and Section 74(2)(9) of the Act.

6. **If the distribution(s) of the security was made to 50 purchasers or less, circle and complete clause (a) of this section. If the distribution(s) of the security was made to more than 50 purchasers, circle clause (b) of this section:**

(a)

Full Name and Residential Address of Purchaser	Number of Securities Purchased	Price Per Share ($Cdn)	Total Purchase Price ($Cdn)	Section of Act/Rules and if applicable, Date of Discretionary Order or Blanket Order Number
KIM N. HART #2604, 699 Cardero Vancouver, BC V6G 3H7	1,000,000 Units	$0.2609145 per Unit ($0.165 US per unit)	$260,914. (US$ 165,000)	Section 45(2)(10) and Section 74(2)(9)

(b) The issuer has prepared and certified a list of purchasers comprising the same information required by clause (a) of this section and a certified true copy of the list will be provided to the Commission upon request.

7. **State the total dollar value (Canadian $) of the securities distributed by the issuer to purchasers resident in British Columbia in respect of which this report is filed:**

$260,914.50 ($165,000 US).

8. **State the name and address of any person acting as agent in connection with the distribution(s) of the security, the compensation paid or to be paid to the agent and the name(s) of the purchaser(s) in respect of which the compensation was paid or is to be paid:**

Not Applicable.

9. **If the distribution was under section 128(a) of the Rules, state the number of different purchasers who acquired any securities of the issuer under that section during the 12 month period preceding the distribution of this security:**

N/A.

10. **If the distribution was made under section 128(h) of the Rules, state:**

(a) **the number of different purchasers who acquired securities of the issuer under that section during the 12 month period preceding the distribution of this security:**

N/A.

(b) **the total dollar value (Canadian $) of all securities of the issuer distributed under that section (including the distribution of this security) during the 12 month period preceding the distribution of this security:**

N/A.

The undersigned hereby certifies that the statements made in this report are true and correct.

DATED at Vancouver, British Columbia this 12th day of April 2002.

SUNGOLD ENTERTAINMENT CORP.
Name of Issuer (please print)

Signature of authorized signatory

ANNE KENNEDY - DIRECTOR.
Name and office of authorized signatory
(please print)

IT IS AN OFFENCE FOR A PERSON TO MAKE A STATEMENT IN A DOCUMENT REQUIRED TO BE FILED OR PROVIDED UNDER THE SECURITIES ACT OR SECURITIES RULES THAT, AT THE TIME AND IN LIGHT OF THE CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION.